Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED MARCH 26, 2015

TO THE PROSPECTUS DATED MARCH 12, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated March 12, 2015, as supplemented by Supplement No. 1, dated March 12, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose an update to the plan of distribution.

Primary Dealer Fee

The following supplements the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”

On March 26, 2015, we notified the Dealer Manager that we would pay a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary portion of the offering from March 26, 2015 through June 19, 2015 (the “Third Managed Offering Term”), but only with respect to sales made by participating broker-dealers that we specifically approved as being eligible (“Primary Dealers”). We have approved four participating broker-dealers as being eligible to participate, generally through selected dealer agreements entered into between the Primary Dealers and the Dealer Manager. In addition, we, the Dealer Manager and the Advisor entered into a new selected dealer agreement (the “Third Managed Offering Selected Dealer Agreement”) with one of the four approved Primary Dealers, Raymond James & Associates, Inc. (“Raymond James”), pursuant to which Raymond James will use its best efforts to sell Class I shares in transactions entitling it to primary dealer fees during the Third Managed Offering Term. Pursuant to this agreement, Raymond James may sell Class I shares in the primary portion of the offering up to $50 million in total gross proceeds, provided that we may unilaterally elect to increase the limit up to $100 million.

During the Third Managed Offering Term, we may allow other participating broker-dealers to join as Primary Dealers eligible to receive primary dealer fees.